CUSAC GOLD MINES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HERBY GIVEN that the Annual and Special General Meeting of the Shareholders of Cusac Gold Mines Ltd. will be held at 911 – 470 Granville Street, Vancouver, British Columbia, on July 27, 2005 at the hour of 10:00 A.M. (Vancouver time) for the following purposes:

(a)

To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2004 and the report of the auditor thereon;

(b)

To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c)

To elect Directors for the ensuing year;

(d)

To consider, and if deemed appropriate, approve the reduction of the exercise price of incentive stock options outstanding to Insiders of the Company from $0.37 and $0.36 per share to an exercise price of $0.15 per share;

(e)

To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act British Columbia);

(f)

To consider and, if though fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares without par value;

(g)

To consider and, if though fit, to pass a special resolution adopting new Articles in substitution for the existing articles of the Company; and

(h)

To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to Pacific Corporate Trust Company at 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 27th day of June, 2005

      BY ORDER OF THE BOARD OF DIRECTORS

“David H. Brett”

David H. Brett,

President and Chief Executive Officer